UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant’s name into English)

Poseidonos Avenue and Foivis 2 Street 166-74 Glyfada, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this report on Form 6-K (this “Report”) is a copy of the press release of Dynagas LNG Partners LP (the “Partnership”) dated November 26, 2025: DYNAGAS LNG PARTNERS LP ANNOUNCES RESULTS OF 2025 ANNUAL MEETING OF LIMITED PARTNERS.

The information contained in this Report and the exhibit hereto are hereby incorporated by reference into the Partnership’s registration statement on Form F-3 (File No. 333-281195) that has an effective date of November 13, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2025

DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer

Exhibit 99.1

DYNAGAS LNG PARTNERS LP ANNOUNCES RESULTS OF 2025 ANNUAL MEETING OF LIMITED PARTNERS

ATHENS – November 26, 2025 - Dynagas LNG Partners LP (the “Partnership”) (NYSE: DLNG), an owner of liquefied natural gas carriers, conducted its Annual Meeting of Limited Partners on November 26, 2025, in Athens, Greece. The following resolutions were approved:

1.

To re-elect Alexios Rodopoulos as a Class II Director to serve for a three-year term until the 2028 Annual Meeting of Limited Partners; and

2.

To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Partnership’s independent auditors for the fiscal year ending December 31, 2025.

About Dynagas LNG Partners LP

Dynagas LNG Partners LP. (NYSE: DLNG) is a master limited partnership which owns liquefied natural gas (LNG) carriers employed on multi-year charters. The Partnership’s current fleet consists of six LNG carriers, with aggregate carrying capacity of approximately 914,000 cubic meters.

Visit the Partnership’s website at www.dynagaspartners.com. The Partnership’s website and its contents are not incorporated into and do not form a part of this release.

Contact Information:

Dynagas LNG Partners LP
Attention: Michael Gregos
Tel. +30 210 8917960
Email: management@dynagaspartners.com

Investor Relations / Financial Media:
Nicolas Bornozis

Markella Kara
Capital Link, Inc.

230 Park Avenue, Suite 1540
New York, NY 10169
Tel. (212) 661-7566
E-mail: dynagas@capitallink.com